UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GOODRICH PETROLEUM CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

382410843
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[     ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 11

SCHEDULE 13G
CUSIP No. : 382410843	Page 2 of 12 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,567,744
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,567,744
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,744
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 14.88%
12.	Type of Reporting Person: OO, IA

SCHEDULE 13G
CUSIP No. : 382410843	Page 3 of 12 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,567,744
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,567,744
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,744
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 14.88%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G
CUSIP No. : 382410843	Page 4 of 12 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,567,744
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,567,744
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,744
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 14.88%
12.	Type of Reporting Person: IN, HC

SCHEDULE 13G
CUSIP No. : 382410843	Page 5 of 12 Pages

1.	Names of Reporting Persons. ANCHORAGE ILLIQUID OPPORTUNITIES V, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	758,716
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	758,716
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 758,716
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.20%
12.	Type of Reporting Person: PN

SCHEDULE 13G
CUSIP No. : 382410843	Page 6 of 12 Pages

1.	Names of Reporting Persons. AIO V AIV 1 HOLDINGS, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	809,028
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	809,028
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 809,028
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.68%
12.	Type of Reporting Person: PN

Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

Goodrich Petroleum Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

801 Louisiana St., Suite 700, Houston, Texas 77002

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Anchorage Capital Group, L.L.C. (“Capital Group”);
ii)	Anchorage Advisors Management, L.L.C. (“Management”);
iii)	Kevin M. Ulrich (“Mr. Ulrich”);
iv)	Anchorage Illiquid Opportunities V, L.P. (“AIO V”); and
v)	AIO V AIV 1 Holdings, L.P. (“AIV 1”).

This statement relates to Shares (as defined herein) held for the accounts of AIO V and AIV 1.  Capital Group is the investment manager to each of AIO V and AIV 1 and, in such capacity, exercises voting and investment power over the shares held for the accounts of AIO V and AIV 1.  Management is the sole managing member of Capital Group.  Mr. Ulrich is the Chief Executive Officer of Capital Group and the senior managing member of Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Anchorage Capital Group, L.L.C., 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).	Citizenship:

i)	Capital Group is a Delaware limited liability company;
ii)	Management is a Delaware limited liability company;
iii)	Mr. Ulrich is a citizen of Canada;
iv)	AIO V is a Delaware limited partnership; and
v)	AIV 1 is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

382410843

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 8 of 12 Pages

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of December 30, 2017, each of Capital Group, Management and Mr. Ulrich may be deemed the beneficial owner of 1,567,744 Shares.  This amount includes (1) 758,716 Shares held for the account of AIO V and (2) 809,028 Shares held for the account of AIV 1.  Pursuant to Rule 13d-3(d) under the Act, this amount excludes 40,605 Shares underlying warrants that the Reporting Persons have the right to exercise only upon certain conditions precedent being met, because these conditions precedent have not been met.

Item 4(b)	Percent of Class:

As of December 30, 2017, each of Capital Group, Management and Mr. Ulrich may be deemed the beneficial owner of approximately 14.88% of Shares outstanding, AIO V may be deemed the beneficial owner of approximately 7.20% of Shares outstanding, and AIV 1 may be deemed the beneficial owner of approximately 7.68% of Shares outstanding.  (This beneficial ownership percentage calculation is based on a total of 10,538,513 Shares outstanding as of November 8, 2017, according to the Issuer’s Form 10-Q, filed November 8, 2017.)

Item 4(c)	Number of Shares of which such person has:

Each of Capital Group, Management and Mr. Ulrich
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,567,744
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,567,744

AIO V
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	758,716
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	758,716

AIV 1
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	809,028
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	809,028

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Page 9 of 12 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

ANCHORAGE ILLIQUID OPPORTUNITIES V, L.P.

By: Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

AIO V AIV 1 HOLDINGS, L.P.

By: Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

February 14, 2018

Page 11 of 12 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	12

Page 12 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Goodrich Petroleum Corporation, dated as of February 14, 2018, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

ANCHORAGE ILLIQUID OPPORTUNITIES V, L.P.

By: Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

AIO V AIV 1 HOLDINGS, L.P.

By: Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

February 14, 2018